
IEI


04008773

Access Control Solutions
for a Changing World

International
Electronics
Incorporated

Annual Report

2003

THE COMPANY

International Electronics, Inc. ("IEI") designs, manufactures and markets electronic security equipment used in residential, industrial and commercial security systems and industrial asset management applications. IEI's product lines include its Door-Gard™ and Secured Series™ access control products, its LS line of integrated battery operated door locks and its PowerKey™ industrial access control products. IEI markets its security products to the leading distribution and installation companies serving the electronic security industry primarily in the United States as well as in Canada, Eastern and Western Europe, Central and South America, Asia and Australia/New Zealand. For more information about IEI and access to our press releases, SEC filings and other investor relations data, please visit our website at www.ieib.com.

Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, which could cause actual results to differ materially from those projected. Certain of these risks and uncertainties are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

MESSAGE FROM THE PRESIDENT

To Our Shareholders, Employees,
Customers and Suppliers:

This year marked the eighth consecutive year that IEI recorded net operating profits, a year in which the industry struggled with economic pressures created by declining customer orders and cost constraints. I continue to be proud of our ability to achieve favorable operating results in successive years. While the security industry labored with the effects of a soft economy, demand for new products did not. Through diligent planning and a balanced approach to product development, IEI was able to meet the challenge of providing new innovative access control solutions while maintaining a strong financial position.

Operating results for fiscal year 2003 resulted in net sales of $10,291,370 compared with $11,795,255 for fiscal year 2002, representing a decrease of approximately 13%. Operating income for the corresponding periods was $35,815 and $767,506, respectively. Net income for fiscal year 2003 was $23,131 or $0.01 per diluted share, a decrease from $701,001 or $0.40 per diluted share for the comparable period of the prior year. The balance sheet once again remained strong in spite of the decline in sales and operating profits. Working capital as of August 31, 2003 was $3,313,607 as compared to $3,258,965 at August 31, 2002. Liquid assets continue to be a significant portion of our solid working capital position, enabling IEI management to actively consider external opportunities, be they strategic business alliances or acquisitions. We are also moving ahead with vertical market initiatives such as our industrial access program, formulated to grow the future revenue and profit stream of IEI.

Continued regulatory changes brought about by the current global environment, along with growing demand for new technology, are serving to drive new demand within many sectors of the security industry. Industry surveys predict the trend for increased revenues from security products and services are likely to continue for the next several years. IEI has positioned itself from a product selection perspective to benefit from this industry trend with the recent introduction of its Secure Ethernet Gateway, which allows IEI access systems to be used on a corporate local or wide area network, prox.pad™ plus access control product and several new versions of its LS battery operated lockset.

Clearly, IEI recognizes the growth opportunities available in 2004. Numerous new product introductions are planned for. Renewed emphasis on building our dealer network, coupled with new product introductions, will serve to create an exciting but challenging goal for this fiscal year. We recognize that research and development is key to IEI remaining current with the requirements for access control solutions mandated by the vertical industries using our product today. Therefore, we continue to allocate significant resources to this effort in not only our security product lines, but to those across product lines that offer greater system integration opportunities.

While investing in research and development continues to be an important part of our plan to build the foundation to grow our business, investing in human resources and new technology is equally important. In the first quarter of fiscal 2004, Peter Demakis joined the Company as Chief Operating Officer. Peter's background in the financial and operations area will serve to add depth and experience to our senior management team. While Peter's focus will be on day-to-day operational initiatives, he will play a leading role in the development and execution of our Industrial Product strategy. Joining Peter is Michael Oyer, Director of Industrial Products. Michael comes to IEI with a successful track record of entrepreneurial technology ventures. We continue to recognize the opportunities for electronic access control products in the industrial business sector. Our PowerKey™ line of products is used to control access to industrial machinery and mobile material handling equipment. In addition to these recent hires, we have added resources in our marketing team as well as our outside field sales force. We will continue to review our resource requirements and introduce changes to our organization where we deem necessary to strengthen the infrastructure for positioning IEI for future expansion.

I would like to take this opportunity to thank our shareholders, employees, customers and suppliers for their role in assisting IEI to achieve positive operating results during a difficult business economic environment. Without their support, dedication and diligence, IEI would not have prospered. I look forward to fiscal 2004 with enthusiasm and optimism and welcome the opportunity to continue reporting on the achievements of the Company.

Sincerely,



John Waldstein
President and Chief Executive Officer

INTERNATIONAL ELECTRONICS INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended August 31				
	2003	2002	2001	2000	1999
Net sales	$10,291,370	$11,795,255	$10,584,081	$11,452,278	$9,425,569
Net income	23,131	701,001	136,200	354,765	555,470
Net income per share:					
Basic	0.01	0.45	0.09	0.23	0.37
Diluted	0.01	0.40	0.08	0.21	0.35
Total assets	5,894,315	5,960,100	4,781,136	4,800,628	4,165,153
Long-term obligations	201,086	303,901	201,488	188,543	117,668
Shareholders' equity	3,885,420	3,843,189	3,012,649	2,861,464	2,459,288
Research and development costs	1,090,604	1,059,598	1,045,389	1,201,859	731,302

Note: No cash dividends were paid in the above years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(as set forth in IEI's Form 10-KSB for the year ended August 31, 2003)

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements. The following discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the matters discussed in "Risk Factors" and elsewhere in this report.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements in this Annual Report for the year ended August 31, 2003 describes the significant accounting policies used in the preparation of our consolidated financial statements. Management bases its estimates and judgments on historical experience, market trends, and other factors that are believed to be reasonable under the circumstances. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts and sales returns, inventory reserves, warranty reserves and contingencies. Actual results could materially differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

The allowance for doubtful accounts and sales returns is based on our assessment of the collectibility of specific customer accounts, the aging of our accounts receivable and trends in product returns. While we believe that our allowance for doubtful accounts and sales returns is adequate and that the judgment applied is appropriate, if there is a deterioration of a major customer's credit worthiness, actual defaults are higher than our previous experience, or actual future returns do not reflect historical trends, our estimates of the recoverability of the amounts due us and our sales would be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts for our products and our current level of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and requirements, we may be required to increase our inventory reserve and as a result, our gross profit margin would be adversely affected.

We accrue for warranty costs based on the historical rate of claims and costs to provide warranty services as the sale is recognized. While we believe the accrual for warranty costs is adequate to address known warranty issues, if we experience an increase in warranty claims that are higher than our historical experience or our costs to provide warranty services increase, we may be required to increase our warranty accrual and as a result, our gross profit margin would be adversely affected.

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be recognized or adjusted.

Results of Operations

Fiscal years ended August 31, 2003, 2002 and 2001

Net Sales. Net sales in 2003 decreased 13% from 2002, while 2002 net sales increased 11% from 2001. The decrease in net sales for 2003 compared to the prior year is primarily the result of a reduction in demand for our access control, digital keypad and OEM products. The increase in net sales for 2002 compared to the prior year is primarily due to increases in digital keypad and OEM product sales.

Cost of Sales/Gross Profit. Our cost of sales consists primarily of purchased materials, manufacturing salaries and related personnel expenses, facility overhead and amounts paid to third-party manufacturers. The ratios of gross profit to net sales were 44% in 2003, 47% in 2002 and 44% in 2001. The decrease in the gross profit ratio for 2003 from the prior year is primarily due to a higher proportion of fixed costs resulting from the decline in net sales, change in product mix and an increase in occupancy costs. The increase in the gross profit ratio for 2002 from the prior year is primarily the result of improved manufacturing efficiencies due to increased sales volume, a customer settlement of $160,000 for cancellation of the customer's purchase commitment, and a reduction in material costs, partially offset by start-up costs incurred in the implementation of newly purchased and installed production equipment. Our gross profit as a percentage of net sales in a particular quarter is highly variable due to many factors such as sales volume. Gross profit may also be adversely affected by increases in manufacturing costs, excess and obsolete inventory, warranty costs, increased price competition, geographic mix, and changes in sales channels or product mix.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel expenses, consulting fees and prototype costs. Research and development expenses were $1,090,604 in 2003, $1,059,598 in 2002 and $1,045,389 in 2001. The increase in costs in 2003 from the prior year is primarily due to additional prototype costs and consulting expenses. The increase in costs in 2002 from the prior year is primarily due to increases in personnel and related expenses, partially offset by a reduction in prototype costs, consulting and depreciation expense. We believe that research and development is critical to our strategic product development objectives and we intend to continue to enhance our products. Accordingly, we expect future research and development expenses to remain consistent in absolute dollars at its current level.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, commissions, travel and entertainment expenses, trade shows, advertising, telephone, bad debts and professional fees. As a percentage of net sales, selling, general and administrative expenses were 33% in 2003, 31% in 2002 and 33% for 2001. The increase in expenses as a percentage of net sales in 2003 from the prior year is primarily due to a decrease in sales volume and additional consulting expenses. The decrease in expenses as a percentage of net sales in 2002 from the prior year is due to sales efficiencies and primarily due to decreases in bad debt, trade show and telephone expenses, and to a lesser extent, reductions in investor relations and travel expenses, partially offset by increased professional fees and salary related expenses. We expect future selling, general and administrative expenses to increase in absolute dollars from its current level as we introduce new products to the market and expand our sales organization.

Other Income. Other income primarily consists of interest earned on our cash balances, and to a lesser extent, sundry other non-operating items. Other income was $23,578 in 2003, $36,053 in 2002 and $77,116 in 2001. The decrease in 2003 from the prior year is the result of a reduction in interest rates and invested balances. The decrease in 2002 from the prior year is the result of a reduction in interest rates, partially offset by an increase in invested balances.

Interest Expense. Interest expense consists of interest incurred on equipment financing. Interest expense was $27,462 in 2003, $28,558 for 2002 and $32,329 in 2001. The decrease in 2002 from the prior year is the result of lower interest rates on equipment borrowings, partially offset by an increase in outstanding debt.

Income Taxes. IEI's effective income tax rate was 28% for 2003, 10% for 2002 and 21% for 2001. The difference between the effective tax rate and the federal statutory rate is primarily the result of utilization of net operating loss carryforwards. As of August 31, 2003, we have utilized the majority of our available net operating loss carryforwards and therefore expect that our future effective income tax rate will approximate the state and federal statutory rates.

Liquidity and Capital Resources

As of August 31, 2003, IEI had $3,313,607 in working capital as compared to $3,258,965 at August 31, 2002. The ratio of current assets to current liabilities as of August 31, 2003 and 2002 was 2.8, as compared to 2.7 in 2001. The debt to equity ratio was 0.5 at August 31, 2003 as compared to 0.6 at both August 31, 2002 and 2001. The increase in working capital in 2003 from 2002 is primarily due to an increase in accounts receivable. The decrease in the debt to equity ratio is primarily due to a reduction in equipment debt and IEI's net income.

Net cash flows used in operating activities in 2003 was $323,409, compared with cash flows provided by operating activities of $1,768,903 in 2002 and $159,328 in 2001. The decrease in 2003 from the prior year is primarily the result of a decrease in IEI's net income and increase in accounts receivable. The increase in 2002 from the prior year is primarily the result of increases in IEI's net income, reduction in accounts receivable and increase in accrued expenses.

Net capital expenditures were $229,311, $677,496 and $299,382 for 2003, 2002 and 2001, respectively. The decrease in expenditures in 2003 from the prior year is primarily due to a reduction in manufacturing equipment purchases. The increase in expenditures in 2002 from the prior year is primarily due to the purchase of additional automated manufacturing equipment and related facility improvements. IEI anticipates having up to $325,000 in total capital expenditures in fiscal 2004 primarily for the purchase of facility improvements and production and engineering equipment. We expect that a portion of our fiscal 2004 capital expenditures will be financed from our available equipment line of credit and the remainder from cash flow from operations.

As of August 31, 2003, IEI has available through February 28, 2004 a $399,000 equipment line of credit and a bank demand line of credit of up to $1,000,000. See Notes 5 and 6 to the Consolidated Financial Statements. As of August 31, 2003, IEI had no outstanding borrowings under the demand line of credit and had approximately $492,000 in borrowings outstanding under equipment lines of credit.

Net cash flows used in financing activities was $97,562 in 2003, while cash flows provided by financing activities were $275,100 in 2002 and $73,660 in 2001. The increase in net cash used in financing activities in 2003 compared to the prior year is primarily due to a reduction in long-term obligations. The increase in net cash flows provided by financing activities in 2002 compared to the prior year is primarily the result of additional long-term debt obligations for equipment financing and proceeds from the exercise of stock options and warrants.

The following table summarizes our future contractual cash obligations as of August 31, 2003:

	2004	2005	2006	Total
Long-term obligations	$291,167	$156,229	$44,857	$492,253
Employment agreement	174,908	174,908	174,908	524,724
Operating lease obligations	150,365	160,735	107,157	418,257
	$616,440	$491,872	$326,922	$1,435,234

Management believes that its current cash position, together with internally generated funds at present sales levels and its available bank financing, will provide adequate cash reserves to satisfy its cash requirements for the next twelve months. Depending upon whether or not sufficient revenue and working capital is generated from profitable operations, IEI may require additional external funding. There is no assurance that profits will be generated, or that additional external funding will be obtainable, if such a need should arise.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002. The implementation of this statement did not have any impact on the consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The FIN No. 45 disclosure requirements are included in Note 4 to our consolidated financial statements. The adoption of FIN No. 45 did not have any impact on IEI's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for employee stock-based compensation. These alternative methods will only impact us if we voluntarily change to the fair value-based method of accounting for employee stock-based compensation which we currently do not plan to implement. SFAS No. 148 also requires companies who account for employee stock-based compensation under the intrinsic value-based method to disclose additional footnote information in annual financial statements effective for fiscal years ending after December 15, 2002 and in financial statements for interim periods beginning after December 15, 2002. The requisite disclosure appears in Note 1, Stock-Based Compensation, to our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on IEI's financial position or results of operations.

Risk Factors

Information provided by IEI in writing and orally, from time to time may contain certain "forward-looking" information as this term is defined by: (1) the Private Securities Litigation Reform Act of 1995 (the "Act") and (2) in releases made by the Securities and Exchange Commission. These risk factors are being described pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. IEI cautions investors that any forward-looking statements made by IEI involve risks and uncertainties, which could cause actual results to differ materially from those projected.

IEI has identified certain risks and uncertainties as factors, which may impact on its operating results which are detailed below. All of these factors are difficult for IEI to forecast, and these or other factors can materially adversely affect IEI's business and operating results for one quarter or a series of quarters.

Concentration of Customers. IEI has a substantial number of customers but sells a large majority of its products to a small number of large customers. This concentration of customers may cause net sales and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. Sales to IEI's largest customer accounted for approximately 38% of IEI's total net sales for the fiscal year ended August 31, 2003. IEI's industry has experienced significant consolidation, which may further increase IEI's concentration among its major customers. There can be no assurance that IEI's major customers will place additional orders, or that IEI will obtain orders of similar magnitude from other customers. IEI's operating results could be materially and adversely effected if any present or future major customer were to choose to reduce its level of orders, were to experience financial, operational or other difficulties that resulted in such a reduction in orders to IEI or were to delay paying or fail to pay IEI's receivables from such customer.

Reliance on Distribution Partners. We have historically sold the majority of our products through distribution. We believe that our future success is dependent upon retaining successful relationships with a variety of distribution partners. We have no long-term agreements with these partners and certain distribution partners also manufacture and sell products that compete with some of our products. We cannot be certain that we will be able to retain our current distribution partners or that these partners will devote adequate resources to selling our products. If we are unable to maintain our distribution partners or the partners do not devote adequate resources to the sale of our products, our operating results could be materially and adversely effected.

General Economic Conditions. Our business is subject to the effects of general economic conditions in the United States and globally. If the economic conditions in the United States and globally do not improve, or if we experience a worsening in the global economic slowdown, we may experience adverse impacts on our business, operating results and financial condition.

Limited Financial Resources. IEI has limited financial resources. It is therefore subject to all the risks generally associated with a small business having limited financial resources. For the years ended August 31, 2003, 2002 and 2001, IEI had net income of approximately $23,000, $701,000 and $136,000, respectively. There can be no assurance that IEI will continue profitable operations. Continued operations after the expenditure of IEI's existing cash reserves may require additional working capital to be generated by profitable operations or use of the bank lines of credit and/or additional financing. There can be no assurance that profits will continue or that additional external funding will be obtainable, if such a need should arise.

Dependence on Key Employees. The business of IEI is dependent upon the efforts of John Waldstein and certain other key management and technical employees. The loss or prolonged disability of such personnel could have a significant adverse effect on the business of IEI. IEI presently maintains a key man life insurance policy of $1,000,000 on John Waldstein, President, Chief Executive Officer, Chief Financial Officer and Treasurer.

Lack of New Product Development. IEI is engaged in an industry, which, as a result of extensive research and development, introduces new products on a regular basis. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of IEI's products. There can be no assurance that IEI will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products or that IEI will be able to respond effectively to technological changes or product announcements by competitors. Any failure or delay in these goals could have a material adverse effect on IEI.

Fluctuations in Sales and Operating Results. Operating results may fluctuate due to factors such as the timing of new product announcements and introductions by IEI, its major customers and its competitors, market acceptance of new or enhanced versions of IEI's products, changes in the product mix of sales, changes in the relative proportions of sales among distribution channels or among customers within each distribution channel, changes in manufacturing costs, competitive pricing pressures, the gain or loss of significant customers, increased research and development expenses associated with new product introductions and general economic conditions. A limited number of customers have accounted for a significant portion of sales in any particular quarter. In addition, IEI typically operates with a relatively small backlog. As a result, quarterly sales and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter which are difficult to forecast. In this regard, IEI may recognize a substantial portion of its sales in a given quarter from sales booked and shipped in the last weeks of that quarter. A delay in customer orders, resulting in a shift of product shipment from one quarter to another, could have a significant effect on IEI's operating results in a quarter. In addition, competitive pressure on pricing in a given quarter could adversely affect IEI's operating results, or such price pressure over an extended period could adversely affect IEI's long-term profitability.

IEI establishes its expenditure levels for sales and marketing and other expenses based, in large part, on its expected future results. As a result, if sales fall below expectations, there would likely be a material adverse effect on operating results because only a small portion of IEI's expenses vary with its sales in the short-term.

Competition. Other companies in the industry offer products in competition with those of IEI. Many of the companies with which IEI competes are substantially larger, have greater resources and market a larger line of products. IEI expects competition to increase significantly in the future from existing competitors and new companies that may enter IEI's existing or future markets. IEI competes with a number of large multinational companies including: Assa Abloy, Bosch, General Electric, Honeywell International, Ingersoll Rand, Kaba and Tyco, some of whom have recently expanded their position in the marketplace by acquiring companies that design competing products. We also compete against a number of smaller companies. Some of our competitors sell significant amounts of other products to our current and prospective customers.

Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers. Increased competition could adversely affect IEI's sales and profitability. There can be no assurance that IEI will be able to continue to compete successfully with its existing competitors or with new competitors.

Investments and Acquisitions. Although we have no current agreements to do so, we intend to consider investing in or acquiring products, technologies or businesses. In the event of future investments or acquisitions, we could:

- issue stock that would dilute our current shareholders' percentage ownership; incur debt or assume liabilities;
- incur significant impairment charges related to the write-off of goodwill and purchased intangible assets;
- incur significant amortization expenses related to purchased intangible assets; or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Our integration of any acquired products, technologies or businesses may also involve numerous risks including:

- problems and unanticipated costs associated with combining the purchased products, technologies, or businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have limited or no prior experience, and,
- potential loss of key employees, particularly those of the acquired organizations.

We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future.

Lack of Patent Protection. Although IEI has obtained some patent, trademark, trade secret and copyright protection for certain of its products and software, management believes that competitors may be able to market certain products similar to those sold by IEI.

Offshore Production. IEI is currently having some of its finished products manufactured in Asia. IEI presently maintains certain manufacturing molds in Asia and has a significant amount of components for some products manufactured in Asia. There can be no assurance that the Asian political or economic environment will remain sufficiently stable or that other factors will allow for reliable and consistent delivery of product.

Dependence on Single Source of Supply. IEI is dependent upon sole source suppliers for a number of key components and parts used in IEI's products. There can be no assurance that these suppliers will be able to meet IEI's future requirements for such components or that the components will be available to IEI at favorable prices, or at all. Any extended interruption in the supply or significant increase in price of any such components could have a material adverse effect on IEI's operating results in any given period.

Foreign Sales. During the year ended August 31, 2003, IEI's foreign sales represented approximately 10% of net sales. There may be a reduction in IEI's foreign sales from the 2003 level in the event of significant changes in foreign exchange rates or political and economic instability in foreign countries.

Limited Market for Common Stock. There is a limited market for IEI's common stock and there can be no assurance that even this limited market will be sustained. Holders of IEI's common stock may have difficulty selling their shares or may have difficulty selling them at a favorable price.

Maintain SmallCap Listing on NASDAQ. There can be no assurance that IEI will continue to meet the SmallCap standards to maintain its listing on NASDAQ. If IEI is unable to maintain its SmallCap listing on NASDAQ, holders of IEI's common stock may have difficulty selling their shares at a favorable price, or at all, and it may be more difficult for IEI to obtain additional financing.

Volatility of Stock Price. IEI's stock price is subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations, announcements of new products by IEI or its competitors and other events or factors could have an immediate impact on IEI's stock price. The stock price may also be affected by broader market trends unrelated to IEI's performance.

Insiders have Substantial Control. Our executive officers, directors and entities affiliated with them beneficially own, in the aggregate, a significant portion of our outstanding common stock. Although there are no current agreements among the parties, these shareholders, if acting together, would be able to influence significantly all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	August 31	
	2003	2002
Current assets:		
Cash and cash equivalents	$2,266,078	$2,916,461
Accounts receivable, net of allowance for doubtful accounts and returns of $253,000 and $209,000 in 2003 and 2002, respectively	1,452,143	716,204
Inventories	764,674	778,398
Deferred income taxes	379,000	391,000
Other current assets	259,521	269,912
Total current assets	5,121,416	5,071,975
Property and equipment, net of accumulated depreciation and amortization	698,837	810,414
Other assets:		
Deferred income taxes	66,000	56,000
Other	8,062	21,711
Total other assets	74,062	77,711
	$5,894,315	$5,960,100

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Accounts payable	$381,248	$204,675
Accrued expenses	1,135,394	1,307,121
Current portion of long-term obligations	291,167	301,214
Total current liabilities	1,807,809	1,813,010
Long-term obligations, less current portion	201,086	303,901
Commitments		
Shareholders' equity:		
Common stock, $0.01 par value:		
Authorized, 5,984,375 shares		
Issued 1,653,731 and 1,643,731 shares in 2003 and 2002, respectively	16,537	16,437
Capital in excess of par value	5,016,786	4,997,786
Accumulated deficit	(1,109,259)	(1,132,390)
Less treasury stock, at cost - 35,000 shares	(38,644)	(38,644)
Total shareholders' equity	3,885,420	3,843,189
	$5,894,315	$5,960,100

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended August 31		
	2003	2002	2001
Net sales	$10,291,370	$11,795,255	$10,584,081
Cost of sales	5,729,331	6,293,738	5,884,800
Gross profit	4,562,039	5,501,517	4,699,281
Operating expenses:			
Research and development costs	1,090,604	1,059,598	1,045,389
Selling, general and administrative expenses	3,435,620	3,674,413	3,525,479
Total operating expenses	4,526,224	4,734,011	4,570,868
Income from operations	35,815	767,506	128,413
Interest expense	(27,462)	(28,558)	(32,329)
Other income	23,578	36,053	77,116
Income before income taxes	31,931	775,001	173,200
Provision for income taxes	8,800	74,000	37,000
Net income	$23,131	$701,001	$136,200
Net income per share:			
Basic	$0.01	$0.45	$0.09
Diluted	$0.01	$0.40	$0.08
Shares used in computing net income per share:			
Basic	1,610,046	1,575,262	1,539,145
Diluted	1,717,147	1,742,728	1,647,282

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended August 31, 2003, 2002 and 2001

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount			Shares	Cost	
BALANCE, August 31, 2000	1,570,813	$15,708	$4,853,991	$(1,969,591)	35,000	$(38,644)	$2,861,464
Stock issued upon exercise of stock options	18,500	185	14,800	-	-	-	14,985
Net income	-	-	-	136,200	-	-	136,200
BALANCE, August 31, 2001	1,589,313	15,893	4,868,791	(1,833,391)	35,000	(38,644)	3,012,649
Stock issued upon exercise of stock options and warrants	54,418	544	88,995	-	-	-	89,539
Tax benefits for stock options and warrants	-	-	40,000	-	-	-	40,000
Net income	-	-	-	701,001	-	-	701,001
BALANCE, August 31, 2002	1,643,731	16,437	4,997,786	(1,132,390)	35,000	(38,644)	3,843,189
Stock issued upon exercise of stock options	10,000	100	15,200	-	-	-	15,300
Tax benefits for stock options	-	-	3,800	-	-	-	3,800
Net income	-	-	-	23,131	-	-	23,131
BALANCE, August 31, 2003	1,653,731	$16,537	$5,016,786	$(1,109,259)	35,000	$(38,644)	$3,885,420

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended August 31		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$23,131	$701,001	$136,200
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	354,638	358,441	329,374
Deferred income taxes	2,000	(29,000)	6,000
Changes in operating assets and liabilities:			
Accounts receivable	(735,939)	495,680	(76,756)
Inventories	13,724	70,344	(16,749)
Other current assets	10,391	(30,426)	10,611
Accounts payable and accrued expenses	4,846	193,863	(245,352)
Income taxes payable	3,800	9,000	16,000
Net cash (used in) provided by operating activities	(323,409)	1,768,903	159,328
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net purchase of property and equipment	(229,311)	(677,496)	(299,382)
Other assets	(101)	-	(26,011)
Net cash used in investing activities	(229,412)	(677,496)	(325,393)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Additions to debt obligations	215,243	478,728	256,748
Payments of debt obligations	(328,105)	(293,167)	(198,073)
Proceeds from exercise of stock options and warrants	15,300	89,539	14,985
Net cash (used in) provided by financing activities	(97,562)	275,100	73,660
CASH AND CASH EQUIVALENTS – (decrease) increase during the year	(650,383)	1,366,507	(92,405)
CASH AND CASH EQUIVALENTS, beginning of year	2,916,461	1,549,954	1,642,359
CASH AND CASH EQUIVALENTS, end of year	$2,266,078	$2,916,461	$1,549,954
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	$27,462	$28,558	$31,538
Income taxes paid	$44,634	$72,100	$425

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended August 31, 2003, 2002 and 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

International Electronics, Inc. and subsidiaries ("IEI") designs, manufactures, markets and sells electronic products for the security industry and other commercial applications.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of International Electronics, Inc. and its majority-owned subsidiary, Ecco Industries, Inc. ("Ecco"), and its wholly owned subsidiary, International Electronics Europe Limited. All material intercompany transactions, balances and profits have been eliminated.

Cash Equivalents

IEI considers all highly liquid instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The fair value of IEI's assets and liabilities which constitute financial instruments approximates their recorded value.

Concentration of Credit Risk

Financial instruments that potentially subject IEI to concentrations of credit risk are cash, cash equivalents and accounts receivable. IEI has no significant off-balance sheet concentrations such as foreign exchange contracts, option contracts or other hedging arrangements. The majority of IEI's cash is maintained with a commercial bank, and cash equivalents are U.S. Government securities. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom IEI makes substantial sales (see Note 11). IEI generally does not obtain collateral in support of its trade accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Reserves are recorded for slow-moving, obsolete, non-sellable or unusable items based upon a product-level review.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the applicable assets.

	Estimated lives
Machinery and equipment	3-7 years
Office furniture and equipment	2-7 years
Leasehold improvements	Life of lease

Impairment of Long-Lived Assets

IEI periodically reviews the carrying value of its long-lived assets to determine if facts and circumstances suggest that they may be impaired or that the amortization or depreciation period may need to be changed. The carrying value of a long-lived asset is considered impaired when the anticipated identifiable undiscounted cash flows from such assets are less than the carrying value.

Significant Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized upon shipment provided there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection of the related receivable is probable. If uncertainties exist, IEI recognizes revenue when these uncertainties are resolved. An allowance for estimated future returns is recorded at the time revenue is recognized based on IEI's historical experience. Estimated product warranty costs are recorded at the time of product revenue recognition.

Research and Development Costs

All research and development costs are charged to operations as incurred.

Net Income Per Share

Basic net income per share is computed by dividing net income by weighted-average common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of common and dilutive option and warrant shares outstanding based on the average market price of IEI's common stock (under the treasury stock method).

The calculations for diluted net income per share do not include aggregate anti-dilutive stock options and warrants of 37,300, 1,000, and 186,667 for the years ended August 31, 2003, 2002 and 2001, respectively.

The following table sets forth the computation of the weighted-average number of shares used in calculating basic and diluted net income per share:

	2003	2002	2001
Weighted-average shares outstanding for basic net income per share	1,610,046	1,575,262	1,539,145
Effect of dilutive option and warrant shares	107,101	167,466	108,137
Total shares for diluted net income per share	1,717,147	1,742,728	1,647,282

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 provides that companies may account for stock-based compensation under either the fair value-based method of accounting under SFAS No. 123 or use the intrinsic value-based method provided by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees." IEI uses the intrinsic value-based method of APB No. 25 to account for all of its employee stock-based compensation plans and uses the fair value method of SFAS No. 123 to account for all nonemployee stock-based compensation. SFAS No. 123, as amended by SFAS No. 148 requires companies using the intrinsic value method under APB No. 25 to make pro forma disclosure in the notes to the financial statements using the measurement provisions of SFAS No. 123.

IEI has computed the pro forma disclosures required under SFAS No. 123 for stock options granted to employees using the Black-Scholes option-pricing model with an assumed risk-free interest rate of 3.0% in 2003, 3.5% in 2002 and 5.0% in 2001; volatility of 120% for both 2003 and 2002 and 80% in 2001; an expected life of five years, and the assumption that no dividends will be paid. Under APB No. 25, IEI has recognized no stock-based compensation expense for the years ended August 31, 2003, 2002 and 2001. Had employee stock-based compensation expense for IEI's stock option plans been determined consistent with SFAS No. 123, the pro forma net income (loss) and pro forma net income (loss) per share would have been as follows for the years ended August 31:

	2003	2002	2001
Net income (loss):			
As reported	$23,131	$701,001	$136,200
Less employee stock-based compensation under fair value method	(44,290)	(50,525)	(52,209)
Pro forma	$(21,159)	$650,476	$83,991
Net income (loss) per share:			
Basic as reported	$0.01	$0.45	$0.09
Basic pro forma	(0.01)	0.41	0.05
Diluted as reported	0.01	0.40	0.08
Diluted pro forma	(0.01)	0.37	0.05

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because IEI's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of IEI's options.

Comprehensive Income

Comprehensive income for each of the three years in the period ended August 31, 2003 does not differ from the reported net income.

Disclosure About Segments of an Enterprise

IEI has adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires companies to report selected information about operating segments, products and services, geographic areas, and major customers. Operating segments are determined based on the way the chief operating decision-maker organizes the business for making operating decisions and assessing performance. IEI has determined that it conducts its operations in one business segment.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. SFAS No. 146 was effective for exit or disposal activities initiated after December 31, 2002. The implementation of this statement did not have any impact on the consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The FIN No. 45 disclosure requirements are included in Note 4 to the consolidated financial statements. The adoption of FIN No. 45 did not have any impact on IEI's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for employee stock-based compensation. These alternative methods will only impact IEI if it voluntarily changes to the fair value-based method of accounting for employee stock-based compensation which IEI currently does not plan to implement. SFAS No. 148 also requires companies that account for employee stock-based compensation under the intrinsic value-based method to disclose additional footnote information in annual financial statements effective for fiscal years ending after December 15, 2002 and in financial statements for interim periods beginning after December 15, 2002. The requisite disclosures are provided above.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on IEI's financial position or results of operations.

2. INVENTORIES

Inventories at August 31 consist of the following:

	2003	2002
Raw materials and subassemblies	$478,241	$458,737
Work in process	107,903	127,301
Finished goods	178,530	192,360
	$764,674	$778,398

3. PROPERTY AND EQUIPMENT

Property and equipment at August 31 consist of the following:

	2003	2002
Machinery and equipment	$1,780,854	$1,667,094
Office furniture and equipment	1,162,256	1,117,214
Leasehold improvements	313,719	295,287
	3,256,829	3,079,595
Less accumulated depreciation and amortization	(2,557,992)	(2,269,181)
	$698,837	$810,414

4. OTHER BALANCE SHEET DATA

Accrued expenses - Accrued expenses at August 31 consist of the following:

	2003	2002
Payroll and related amounts	$475,458	$323,050
Warranty	395,833	347,833
Professional fees	250,727	150,952
Other	185,103	165,471
	$1,307,121	$987,306

Warranty – The following table sets forth the activity in IEI's warranty accrual, included in accrued expenses:

Year Ended August 31:	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
2003	$395,833	$214,148	$(224,148)	$385,833
2002	347,833	223,563	(175,563)	395,833
2001	395,124	197,121	(244,412)	347,833

Allowance for Doubtful Accounts and Returns – The following table sets forth the activity in IEI's allowance for doubtful accounts:

Year Ended August 31:	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (A)	Balance at End of Year
2003	$209,000	$51,000	$(7,000)	$253,000
2002	215,000	3,000	(9,000)	209,000
2001	171,000	90,000	(46,000)	215,000

(A) Net write-offs of bad debts (net of recoveries) and returns.

5. LONG-TERM OBLIGATIONS

Long-term obligations at August 31 consist of the following:

	2003	2002
Equipment line of credit, interest rates from 4%-5.75% (Note 6)	$492,253	$605,115
Less current portion	(291,167)	(301,214)
	$201,086	$303,901

The future principal payments on long-term obligations as of August 31, 2003 are $291,167 in 2004, $156,229 in 2005, and $44,857 in 2006.

6. BANK ARRANGEMENTS

As of August 31, 2003, IEI has available through February 28, 2004 an equipment line of credit that provides for remaining borrowings of up to $399,000 and a demand bank line of credit that provides for borrowings of up to $1,000,000. Both lines of credit are at the bank's prime rate of interest (4.0% at August 31, 2003), and all of IEI's assets are collateralized under these arrangements. The credit agreements contain certain restrictive covenants including covenants limiting the payment of dividends, a minimum debt-to-tangible-net-worth ratio, and bi-annual net income. As of August 31, 2003, no borrowings have been made under the demand line credit and IEI has an aggregate of $492,253 outstanding as equipment debt which is payable in monthly installments through August 2006 (Note 5).

7. COMMITMENTS

Leases

IEI leases an administrative and production facility under an operating lease expiring in April 2006 at an annual rate of $145,000 through April 2004 and $160,000 thereafter. IEI is also responsible for certain real estate taxes, utilities and maintenance costs related to the leased property. Such contingent rental obligations are recognized as incurred. Total rental expense for operating leases for the years ended August 31, 2003, 2002 and 2001 amounted to approximately $252,000, $234,000 and $197,000, respectively.

Employment Arrangements

IEI has a continuous, three-year employment agreement with its president and chief executive officer providing minimum annual aggregate compensation of approximately $175,000. This employment agreement contains certain termination provisions. In addition, IEI has employment arrangements with certain other key management that require salary and benefit continuation for one year (representing an aggregate of approximately $375,000 in salaries as of August 31, 2003) in the event of termination of such employment as a result of an acquisition, merger or sale of assets of IEI (an "Acquisition").

Settlement

In June 2002, IEI reached a settlement with a customer whereby IEI received payment of $160,000 in exchange for the cancellation of the customer's purchase commitment. This settlement is included in net sales for the year ended August 31, 2002 in the accompanying consolidated statements of income.

8. INCOME TAXES

The provision for income taxes is composed of the following for the years ended August 31:

	2003	2002	2001
Current:			
Federal (net of tax benefits for operating loss carryforwards of $6,000, $220,000 and , $108,000 in 2003, 2002 and 2001, respectively, and tax credits of $10,000 in 2002)	$3,800	$3,000	$ -
State	3,000	60,000	31,000
Total current provision	6,800	63,000	31,000
Deferred:			
Federal	-	10,000	5,000
State	2,000	1,000	1,000
Total deferred provision	2,000	11,000	6,000
Total provision	$8,800	$74,000	$37,000

IEI's effective tax rate differs from the statutory federal income tax rate due to the following for the years ended August 31:

	2003	2002	2001
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	5.3	6.2	11.8
Other permanent items	17.6	0.6	0.9
Recognition of previously reserved tax assets	-	(32.2)	(62.9)
Other	(29.3)	0.9	37.6
Effective tax rate	27.6%	9.5%	21.4%

As of August 31, 2003, IEI has remaining net operating loss carryforwards of approximately $50,000, expiring in varying amounts through 2005. IEI also has available research and development credit carryforwards of approximately $29,000 expiring through 2023. Net operating loss and tax credit carryforwards may be limited in the event of certain circumstances, including significant changes in ownership interests.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances were previously recorded to offset net deferred tax assets due to the uncertainty of realizing the benefit of some assets. During the years ended August 31, 2002 and 2001, IEI reduced its valuation allowance by $270,000 and $88,000, respectively, because of utilization of IEI's net operating loss carryforwards and tax credits, and management's assessment of the likelihood of recovery of such assets.

The following is a summary of the significant components of IEI's deferred tax assets at August 31:

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$17,000	$33,000
Tax credits	29,000	-
Accounts receivable reserves	101,000	84,000
Inventories and related reserves	235,000	254,000
Other	26,000	36,000
Depreciation	37,000	40,000
	$445,000	$447,000

9. CAPITAL TRANSACTIONS

Stock Options

Since 1988, IEI has approved and reserved shares of common stock for nonqualified and incentive stock option plans for the benefit of certain employees, nonemployee directors, and key advisors. The option plans are administered by a committee appointed by the Board of Directors (the "Committee"), which determines the terms of options including the exercise price, expiration date (no longer than 10 years), number of shares and vesting provisions. All options vest at the rate of 25% per year with the exception of options issued to certain officers, nonemployee directors, and key advisors with vesting provisions established by the Committee. All of the options vest 100% and are fully exercisable in the event of an Acquisition of IEI, as defined by the plan. At August 31, 2003, 79,358 shares remain available for future grants.

A summary of activity of the stock option plans is as follows:

	Shares	Exercise price per share
Outstanding, August 31, 2000	376,309	$1.53
Granted (weighted-average fair value of $1.36)	48,000	2.02
Exercised	(18,500)	0.81
Canceled/expired	(4,149)	1.19
Outstanding, August 31, 2001	401,660	1.63
Granted (weighted-average fair value of $2.26)	7,500	2.71
Exercised	(49,752)	1.63
Canceled/expired	(9,035)	1.50
Outstanding, August 31, 2002	350,373	1.65
Granted (weighted-average fair value of $2.33)	12,300	2.80
Exercised	(10,000)	1.53
Canceled/expired	(46,500)	1.62
Outstanding, August 31, 2003	306,173	$1.71

The following table summarizes information concerning outstanding and exercisable options as of August 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Average Remaining Contractual Life (Years)**	**Weighted-Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**
$0.72-$1.00	24,800	0.52	$0.83	24,800	$0.83
1.01-2.00	193,573	4.20	1.44	178,698	1.42
2.01-2.81	86,800	6.75	2.50	52,125	2.47
5.51	1,000	8.89	5.51	250	5.51
	306,173	4.64	$1.71	255,873	$1.58

Stock Warrants

IEI has issued stock warrants in connection with certain services. A summary of activity of stock warrants is as follows:

	Consultants	Officers	Total
Outstanding, August 31, 2000	27,834	35,000	62,834
Expired	(10,000)	-	(10,000)
Outstanding, August 31, 2001	17,834	35,000	52,834
Exercised	(4,666)	-	(4,666)
Outstanding, August 31, 2002 and 2003 (weighted-average exercise price of $1.24)	13,168	35,000	48,168
Exercisable	13,168	35,000	48,168
Exercise prices	$0.72-$1.69	$0.74-$2.12	$0.72-$2.12

IEI has granted certain "piggy-back" rights to certain warrant holders with respect to the registration of such shares underlying the warrants with the Securities and Exchange Commission.

Common Stock Reserved

Common stock reserved for future issuance at August 31, 2003 consists of the following:

Stock warrants	48,168
Stock options	385,531
	433,699

10. BENEFIT PLAN

IEI sponsors a savings plan for its employees, which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from IEI are made at the discretion of the Board of Directors. IEI has made no contributions to the 401(k) plan to date.

11. VENDOR, CUSTOMER AND SALES INFORMATION

IEI is dependent upon sole-source suppliers for a number of key components of its products. There can be no assurance that these suppliers will be able to meet IEI's future requirements for such components or that the components will be available at favorable terms. Any extended interruption in the supply of any such components or any significant price increase could have a material adverse effect on IEI's operating results in any given period.

One customer in 2003, and two in both 2002 and 2001 each contributed more than 10% of net sales, representing an aggregate of 38% of net sales in 2003, 37% in 2002 and 46% in 2001. The accounts receivable from these customers amounted to approximately $646,000 and $156,000 at August 31, 2003 and 2002, respectively.

IEI sources a significant amount of components, manufactures products and maintains certain molds for its products in Asia. IEI believes that such sourcing reduces its cost of sales through lower parts, labor and tooling costs. There can be no guarantee that the Asian political or economic environment will remain sufficiently stable to allow reliable and consistent delivery of product. Any extended interruption in the supply or significant increase in the price of any such components and products could have a material adverse effect on IEI's operating results in any given period. International sales, primarily to Canada, Europe and Mexico, were 10% of net sales in 2003, 8% in 2002, and 10% in 2001. The majority of IEI's long-lived assets are located in the United States of America.

IEI sales by product category consist of the following for the years ended August 31:

	2003	2002	2001
Access control and keypad	$9,889,444	$11,218,877	$9,992,730
Glassbreak detectors	401,926	576,378	591,351
	$10,291,370	$11,795,255	$10,584,081

12. OTHER INCOME

Other income consists of the following for the years ended August 31:

	2003	2002	2001
Interest	$26,274	$36,053	$77,360
Other expenses	(2,696)	-	(244)
	$23,578	$36,053	$77,116

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
International Electronics, Inc.
Canton, Massachusetts

We have audited the accompanying consolidated balance sheets of International Electronics, Inc. and subsidiaries (the "Company") as of August 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of International Electronics, Inc. and subsidiaries as of August 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Boston, Massachusetts
November 7, 2003

COMMON STOCK PRICES (unaudited)

International Electronics, Inc. common stock, $0.01 par value per share, is traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") SmallCap market under the symbol "IEIB". As of October 31, 2003, we estimate that there were approximately 1,100 beneficial holders of our common stock. The following table sets forth the high and low sales prices for IEI's common stock per NASDAQ.

	Fiscal Year 2003		Fiscal Year 2002	
	High	Low	High	Low
First Quarter	$4.24	$2.40	$2.66	$1.46
Second Quarter	4.18	2.76	2.26	1.89
Third Quarter	3.45	2.15	6.89	2.00
Fourth Quarter	3.15	2.25	6.34	2.22

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that it has one audit committee financial expert serving on its audit committee. Diane Balcom is the audit committee financial expert, and she is independent as that term is defined under Rule 4200 (14) of the NASD listing standards.

10-KSB STATEMENT

A copy of IEI's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be furnished without charge to each shareholder upon receipt of a written request. Requests should be addressed to Mr. John Waldstein, President/Treasurer, International Electronics, Inc., 427 Turnpike Street, Canton, Massachusetts 02021.

OFFICERS, DIRECTORS, AND SHAREHOLDER REFERENCE

Officers and Directors

John Waldstein
Chairman, President, Chief Executive Officer,
Chief Financial Officer, Treasurer and Director

Peter Demakis
Chief Operating Officer

Christopher Hentschel
Vice President of Engineering

Robert Stewart
Vice President of Manufacturing

Diane Balcom
Director
Regional Director, Alzheimer's Association

Heath Paley
Director
President of Cormorant, Inc.

Steven Tannenbaum
Director
President of Greenwood Investments, Inc.

General Counsel

Cohan Rasnick Myerson LLP
Boston, MA

Independent Auditors

Deloitte & Touche LLP
Boston, MA

Transfer Agent

American Stock Transfer
New York, New York

Trading Symbol

NASDAQ SmallCap Market Symbol - IEIB

Annual Meeting of Shareholders

Thursday, March 25, 2004
10:00 a.m.
Cohan Rasnick Myerson LLP
One State Street
Boston, MA 02109

Corporate Address

427 Turnpike Street
Canton, Massachusetts 02021
781-821-5566
www.ieib.com


IEI
International
Electronics Inc.

Corporate Address

427 Turnpike Street
Canton, Massachusetts 02021
Tel: 781-821-5566
Fax: 781-821-4443
www.ieib.com